Kevin Ercoline

Associate

+1.202.739.5135

kevin.ercoline@morganlewis.com

Via EDGAR Correspondence

March 4, 2020

Jennifer R. Hardy, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       BNY Mellon ETF Trust (the “Registrant”)

            File Nos. 333-234030 and 811-23477

Dear Ms. Hardy:

This letter responds to comments you provided on March 2, 2020, and the supplemental comment from the Chief Accountant’s Office provided on March 3, 2020, with respect to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A.  Pre-Effective Amendment No. 2 was filed on February 14, 2020, and included disclosure with respect to the following eight series of the Registrant: BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF, BNY Mellon US Small Cap Core Equity ETF, BNY Mellon International Equity ETF, BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF, and BNY Mellon High Yield Beta ETF..  Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

General Comment

1.         Comment:       Please note that for each instance a comment is provided, the comment applies to the same or similar language existing elsewhere (e.g. a comment on Item 4 disclosure applies to Item 9 disclosure).

            Response:        Where a comment has been given, we have applied it to all applicable instances.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC  20004                        +1.202.739.3000

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Accounting Comment

2.         Comment:       For all funds, please confirm that all fund expenses (other than management fees, where applicable) for each fund are less than one basis point.

            Response:        The Registrant confirms that all fund expenses (other than management fees, where applicable) for each fund are less than one basis point.

Prospectus

Fund Summary - BNY Mellon US Large Cap Core Equity ETF

3.         Comment:       On page 2, in the footnote to the Fees and Expenses table, please revise this disclosure to remove “management fees” as a carve-out as this fund’s management fee is reflected as zero (e.g. eliminate the reference to the management fee in the footnote).  Additionally, please add that acquired fund fees and expenses are paid by the Adviser.  Please also make these changes for the BNY Mellon Core Bond ETF, as well as, to the extent not currently disclosed, in Item 10 and the SAI.

            Response:        The Registrant has made the requested changes.

4.         Comment:       On page 2, in the second paragraph of Principal Investment Strategy, please explain the sentence “the initial universe is screened to exclude securities based on the number of non-trading days in the preceding quarter and trading volume during the preceding six-month period.”  For example, please state the number of non-trading days or the amount of trading volume for a security during the preceding six months that will result in exclusion from the index.  This comment applies to all funds with this language.

            Response:        The Registrant has elaborated on the initial universe screen that the index provider performs by editing that section to read as follows:

At each reconstitution, the initial universe is screened to exclude securities based on the number of non-trading days in the preceding quarter and trading volume during the preceding six-month period.  Securities with more than 10 non-trading days in the preceding quarter, or that have a bottom 25% liquidity score as ranked by the index provider based on the preceding six-month trading volume, are excluded.  The remaining securities comprise the investable universe.  The index is composed of the securities of companies whose cumulative total market capitalization represents approximately the top 70% of the remaining securities comprising the investable universe.

Other than market capitalization ranges, the disclosure above has been inserted for the BNY Mellon US Mid Cap Core Equity ETF and the BNY Mellon US Small Cap Core Equity ETF.

For the BNY Mellon International Equity ETF and the BNY Mellon Emerging Markets Equity ETF, the Registrant has edited that section to read as follows:

At each reconstitution, the initial universe is screened to exclude securities based on the number of non-trading days, trading volume and turnover during the preceding six-month period, and market capitalization.  Securities not previously part of the last reconstitution are excluded from a current reconstitution if the security has 20 or more non-trading days during the last six months or their trading volume and turnover ranks in the bottom 25% of the initial universe as determined by the index provider based on the preceding six months of trade data.  Securities previously part of the last reconstitution are provided a one-time buffer and not excluded unless the security has 30 or more non-trading days (20 or more non-trading days after the one-time buffer) during the last six months or their trading volume and turnover ranks in the bottom 20% (bottom 25% after the one-time buffer) of the initial universe as determined by the index provider based on the preceding six months of trade data.  Of the remaining securities, the index includes large capitalization securities from each eligible country, targeting the top 70% of stocks by market capitalization from each eligible country.

5.         Comment:       On page 3, in the second paragraph, please add “(i.e., more than 25% of the fund’s assets invested in)” after the phrase “concentrated in.”

            Response:        The Registrant has made the requested changes.

6.              Comment:       On page 3, in the second paragraph, please add “, but” before “only to the extent . . .” to clarify that this is only applicable to circumstances where the fund is concentrated.

Response:        The Registrant has made the requested changes.

7.              Comment:       On page 3, the last paragraph of Principal Investment Strategy beginning “The fund is not sponsored . . .”, please delete this paragraph as it should only be in the Item 9 disclosure.

Response:        The Registrant has made the requested changes.

Fund Summary - BNY Mellon Emerging Markets Equity ETF

8.              Comment:       Because the index consists of more than 25% of financial issuers, please add concentration risk to the Principal Risks section.  Please add concentration risk for all funds where the index is close to consisting of 25% of certain issuers, including the BNY Mellon Short Duration Corporate Bond ETF.

Response:        The Registrant has added concentration risk for BNY Mellon US Large Cap Core Equity ETF, BNY Mellon Emerging Markets Equity ETF and BNY Mellon Short Duration Corporate Bond ETF, which are the funds where the index is represented by, or close to being represented by, more than 25% of the same industry or group of industries.

9.              Comment:       Because the fund follows a representative sampling strategy generally, please include management risk disclosure (i.e. that the Adviser is determining which stocks to pick as part of the sampling strategy and therefore the fund might not track the index the same as if the fund were replicating the index) as part of the index sampling risk disclosure or as separate risk disclosure in the Principal Risks section.  This comment applies to the BNY Mellon Core Bond ETF, the BNY Mellon Short Duration Corporate Bond ETF and the BNY Mellon High Yield Beta ETF as well.

Response:        The Registrant has edited its index sampling risk disclosure to read as follows:

Index sampling risk.  The use of sampling techniques by the sub-adviser, Mellon, may result in the fund holding a smaller number of securities than are in the index.  The sampling techniques used by the sub-adviser to select the securities in which the fund invests may not track the index the same as if the fund were replicating the index and may result in investment performance that differs from the index.

Fund Details

10.           Comment:       On page 45, in the first paragraph for the BNY Mellon Short Duration Corporate Bond ETF, please provide an example of duration, such as “a duration of ‘3’ means that a security’s price is expected to decrease by approximately 3% with a 1% increase in interest rates.”

Response:        The Registrant has added the following to the first paragraph for the BNY Mellon Short Duration Corporate Bond ETF on page 45 after the second sentence:

For bonds, “duration” refers to an investment’s “interest rate risk,” or how sensitive a bond may be to changes in interest rates.  For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%.  Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%.

11.           Comment:       On page 47, please add concentration risk to the risk chart.

Response:        The Registrant has made the requested change.

12.           Comment:       On page 57, the sentence beginning “in addition to principal risks . . .” and the following risk disclosure is confusing as to which risk disclosure applies to which funds as a principal risk and which risk disclosure applies as a non-principal risk.  Please delete the risk disclosure if such risk is principal for some funds but not for others and indicate the applicability on a fund-by-fund basis.  For example, the chart on page 47 may also be used to indicate both principal and non-principal risks, thus avoiding having to repeat risks (i.e. have one chart with all the risks and state for which funds that risk is principal and which funds that risk is non-principal).

Response:        The Registrant has made the requested change.

13.           Comment:       On page 57, in the next to last sentence of the derivatives risk disclosure, please change the phrase “in accordance with applicable regulations” to “in accordance with applicable SEC or SEC Staff guidance.”

Response:        The Registrant has made the requested changes.

14.           Comment:       On page 59, in the paragraph containing management fee disclosure for the BNY Mellon US Large Cap Core Equity ETF and the BNY Mellon Core Bond ETF, please delete “management fees” as a carve out from what the Adviser pays since these two funds do not have management fees.

Response:        The Registrant has made the requested change.

Additional Information

15.           Comment:       On page 64, in the Additional Purchase and Sale Information section, please add disclosure for how the fund will comply with Item 11(g) and indicate the information that will be reflected prominently on the funds’ website.

Response:        The Registrant has added the following sentence at the end of the second paragraph on page 64:

When available, recent information as of the end of the prior business day regarding the fund’s NAV, market price, premiums and discounts, and bid-ask spreads will be available at www.im.bnymellon.com.

Statement of Additional Information (“SAI”)

16.           Comment:       On page 1 of the SAI, please delete the first sentence of the second paragraph beginning “The most recent annual report . . . .”

Response:        The Registrant has made the requested change.

17.           Comment:       Please remove any language referring to financial statements that are incorporated by reference, as the seed financial statements are provided in the SAI.

Response:        The Registrant has made the requested changes.

Part C

18.           Comment:       On page 4, in Item 30, please add the undertaking required by Rule 484 of the Securities Act of 1933.

Response:        The Registrant has made the requested change.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 739-5135 if you have any questions concerning the foregoing.

Sincerely,

/s/        Kevin Ercoline

Kevin Ercoline

cc:       W. John McGuire

            Jeff Prusnofsky

            Bennett A. MacDougall